Exhibit 21.1

Subsidiaries of the Registrant

Place of Incorporation
Subsidiaries

Cheetah Technology Corporation Limited	Hong Kong

KS Mobile Inc.	United States

Conew.com Corporation	British Virgin Islands

Zhuhai Juntian Electronic Technology Co., Ltd.	People’s Republic of China

Conew Network Technology (Beijing) Co., Ltd.	People’s Republic of China

Beijing Kingsoft Internet Security Software Co., Ltd.	People’s Republic of China

Variable Interest Entities

Beijing Kingsoft Network Technology Co., Ltd.	People’s Republic of China

Beijing Conew Technology Development Co., Ltd.	People’s Republic of China

Beijing Antutu Technology Co., Ltd.	People’s Republic of China

Beike Internet (Beijing) Security Technology Co., Ltd.	People’s Republic of China

Guangzhou Kingsoft Network Technology Co., Ltd.	People’s Republic of China

Subsidiary of Variable Interest Entities

Suzhou Jiangduoduo Technology Co., Ltd.	People’s Republic of China